Valcent Products Inc.
(A Development Stage Company)
Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
December 31, 2007
Unaudited and Prepared by Management

Index	Page

Interim Consolidated Financial Statements

Interim Consolidated Balance Sheets	1

Interim Consolidated Statements of Operations and Deficit	2

Interim Consolidated Statements of Cash Flows	3

Notes to Interim Consolidated Financial Statements	4-19

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4 3(3)(a), in an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of the interim financial statements by an entity’s auditor.

“F. George Orr”

F. George Orr
Chief Financial Officer and Director

Valcent Products Inc.
 (A Development Stage Company)
Interim Consolidated Balance Sheet
Unaudited and Prepared by Management
(Expressed in Canadian Dollars)

	December 31,	March 31
	2007	2007
Assets

Current
Cash and cash equivalents	$1,223,035	$314,972
Accounts receivable (Note 6)	515,285	462,055
Prepaid expenses (Note 5)	30,637	285,690
Inventories (Note 8)	794,389	1,236,808
	2,563,346	2,299,525
Restricted cash (Note 12)	103,006	117,327
Property and equipment (Note 3)	462,466	348,487
Product license (Note 4)	1,306,075	1,306,075

	$4,434,893	$4,071,414

Liabilities and Shareholders' Deficiency

Current
Accounts payable and accrued liabilities	$10,579	$169,650
Current portion of long-term debt (Note 12)	12,177	13,451
Promissory note payable	98,200	115,460
Due to related parties (Note 10)	681,381	930,175
Convertible notes (Note 9)	5,802,864	5,301,129
	6,605,201	6,529,865

Long-term debt (Note 10,and 11)	158,799	195,663
	6,764,000	6,725,528

Shareholders' Deficiency
Share capital (Note 13)	13,322,958	7,836,903
Contributed surplus (Note 13)	4,362,160	3,253,333
Conversion component of convertible notes	4,167,190	4,167,190
Share subscriptions (Note 13)	78,089	-
Accumulated deficit from prior operations	(3,237,370)	(3,237,370)
Accumulated deficit during the development stage	(21,022,134)	(14,674,170)
	(2,329,107)	(2,654,114)
	$4,434,893	$4,071,414

Going concern (Note 1), commitments (Notes 4,5,9,11,12,13), and subsequent events (Note 14)

On behalf of the board
"Glen Kertz" Director	"F. George Orr" Director

See notes to the Interim Consolidated Financial Statements

Valcent Products Inc.
 (A Development Stage Company)
Interim Consolidated Statements of Operations and Deficit During Development Stage
Unaudited and Prepared by Management
 (Expressed in Canadian Dollars)

	Three months ended		Nine months ended
	December 31,		December 31,
	2007	2006	2007	2006
Expenses
Product development	$1,207,527	$340,948	$2,443,161	$1,195,478
Advertising	670,849	96,030	1,372,286	255,633
Stock option compensation	730,307	504,402	849,494	605,612
Investor relations	416,931	48,397	790,930	204,532
Interest and penalties	94,660	300,019	431,124	581,215
Non cash financing expense	-	76,438	259,333	1,237,070
Professional fees	147,549	59,313	235,832	330,856
Travel	99,799	31,932	211,906	93,929
Office and miscellaneous	63,538	27,552	186,713	99,099
Rent	22,401	25,492	43,101	47,011
Depreciation and amortization	17,752	8,149	34,386	22,345
Filing and transfer agent	11,379	18,790	29,282	39,117
Convertible note issuance costs	-	-	-	186,801
Loss from operations	3,482,692	1,537,462	6,887,548	4,898,698
Other Income expense
Foreign exchange loss (gain)	13,043	102,617	(539,584)	51,488
Net loss for the period	3,495,735	1,640,079	6,347,964	4,950,186
Deficit during the development stage,
Beginning of period	17,526,399	7,044,706	14,674,170	3,734,599
Deficit during the development stage,
End of period	$21,022,134	$8,684,785	$21,022,134	$8,684,785
Loss per share - basic	$0.100	$0.081	$0.190	$0.269
Weighted average number of common
shares outstanding	35,126,854	20,154,165	33,437,726	18,387,186

See notes to the Interim Consolidated Financial Statements

Valcent Products Inc.
 (A Development Stage Company)
Interim Consolidated Statement of Cash Flow
Unaudited and Prepared by Management
(Expressed in Canadian Dollars)

	Three months ended		Nine months ended
	December 31,		December 31,
	2007	2006	2007	2006
Cash flow from operating activities
Net loss for the period	$(3,495,735)	$(1,640,079)	$(6,347,964)	$(4,950,186)
Items not involving cash:
Stock option compensation	730,307	504,402	849,494	605,612
Shares issued for investor relations	312,613	-	532,237	-
Interest and penalites	91,705	51,560	419,256	260,652
Non cash financing expense	-	76,438	259,333	1,237,070
Depreciation and amortization	17,752	8,149	34,386	22,345
Convertible note issuance costs	-	-	-	186,801
Foreign exchange loss (gain)	13,043	102,617	(539,584)	51,488
Changes in non-cash working
capital items	(21,182)	(982,369)	(26,579)	(1,827,727)
Net cash used by operating activities	(2,351,497)	(1,879,282)	(4,819,421)	(4,413,945)

Investing activities
Purchase of property and equipment	(119,867)	93,013	(148,365)	(197,019)
Net cash (used) by investing activities	(119,867)	93,013	(148,365)	(197,019)

Financing Activities
Proceeds from share issuances	3,727,222	-	5,194,568	1,028,264
Proceeds from convertible notes	256,985	1,749,600	1,093,050	2,383,266
Proceeds from subscriptions received	(293,994)	-	78,089	-
Advances from third parties	-	390,744	-	390,744
Proceeds from unit private placement		845,640	-	845,640
Proceeds from long term debt	(47,153)	6,112	(52,817)	217,810
Advances from related parties	(437,041)	(415,066)	(437,041)	811,260
Net cash provided by financing activities	3,206,019	2,577,030	5,875,849	5,676,984

Increase (decrease) in cash during period	734,655	790,761	908,063	1,066,020
Cash beginning of period	488,380	288,032	314,972	12,773
Cash, end of period	$1,223,035	$1,078,793	$1,223,035	$1,078,793

See notes to Interim Consolidated Financial Statements

Valcent Products Inc.
Notes to the Interim Consolidated Financial Statements
Unaudited and Prepared by Management
(Expressed in Canadian Dollars)
December 31, 2007

1.      Financial Statement Presentation, Nature of Business, and Ability to Continue as a Going Concern

While the information presented in the accompanying interim financial statements is unaudited, it includes all adjustments which are, in the opinion of management, necessary to present fairly the financial position, results of operations, and cash flows for the interim periods presented. These interim financial statements follow the same accounting policies and methods of their application as the March 31, 2007 annual financial statements.  They do not, however, conform in all respects to the requirements of Canadian generally accepted accounting principles (“GAAP”) for annual statements and as such these statements should be read in conjunction with our March 31, 2007 annual financial statements.

Valcent Products Inc. (the “Company”) was incorporated under the Alberta Business Corporations Act on January 19, 1996. The Company had previously been pursuing various business opportunities and effective March 24, 2004 discontinued those operations.

During the year ended March 31, 2006, the Company acquired a license to certain proprietary technology (Note 4). The development of these products has been the Company’s primary business.  The Company considers its development stage operations to have commenced during fiscal 2006.  During the year ended March 31, 2006, the Company also formed a wholly owned Nevada corporation, Valcent USA, Inc. to conduct operations in the United States.  In turn Valcent USA, Inc. incorporated Valcent Management, LLC, a wholly-owned limited liability company under the laws of Nevada, to serve as the general partner in Valcent Manufacturing Ltd., a limited partnership also formed by Valcent USA, Inc. under the laws of Texas, wherein Valcent USA, Inc. serves as its limited partner.

During the year ended March 31, 2007, the Company incorporated Valcent Products EU Limited in England to conduct future anticipated operations in Europe.

These interim consolidated financial statements have been prepared in accordance with GAAP applicable to a going concern, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business.

As at December 31, 2007, the Company had accumulated losses during the development stage of $21,022,134, total accumulated losses of $24,259,504 and a working capital deficiency of $4,041,855. The continuation of the Company is dependent upon the economic development and sales of the products underlying its product license as well as obtaining financing into the long term. While the Company is expending its best efforts to achieve the above plans, there is no assurance that any such activity will generate funds that will be available for operations. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. These interim consolidated financial statements do not include any adjustments that might arise from this uncertainty.

2.      Significant Accounting Policies

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  The significant accounting policies used in these interim consolidated financial statements are as follows:

a)
Principles of consolidation
These financial statements include the accounts of Valcent Products Inc., its wholly owned subsidiary Valcent USA, Inc., Valcent USA, Inc.’s wholly owned subsidiary Valcent Management, LLC and the limited partnership, Valcent Manufacturing Ltd., in which Valcent Management, LLC is the general partner and Valcent USA, Inc. is the limited partner, and Valcent Products EU Limited (together “the Company”).  All inter-company transactions and balances have been eliminated.

Valcent Products Inc.
Notes to the Interim Consolidated Financial Statements
Unaudited and Prepared by Management
(Expressed in Canadian Dollars)
December 31, 2007

2.      Significant Accounting Policies (continued)

b)
Product development costs
The Company expenses all costs related to product development until such time as the economic viability of the product is demonstrated and thereafter will capitalize and expense such development costs over the expected economic useful life of the product.  Any revenue derived from the test marketing and development of products is netted against product development costs.

c)	Cash and cash equivalents Securities with original maturities of three months or less are considered to be cash equivalents.

d)	Inventories Inventories are valued at the lower of cost and net realizable value, with cost being determined on an average cost basis.

e)
Property and equipment
The Company amortizes its leasehold improvements on a straight-line basis over the life of the lease.  Computer equipment and furniture and fixtures are depreciated under the declining balance method as to 30% and 20%, respectively. During the year of acquisition, depreciation is 50% of amounts otherwise determinable.

f)	Foreign currency transactions and translation Amounts denominated in US dollars have been translated into Canadian dollars as follows:

i.	Monetary assets and liabilities, at the year end exchange rates;

ii.	Non-monetary assets and liabilities, at exchange rates approximating those prevailing on the dates of the transactions; and

iii.	Revenue and expense items, at the average rate of exchange by quarter.

Gains and losses arising from this translation of foreign currency are included in net loss.

g)
Use of estimates
The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting year.  Significant estimates include the carrying amounts of inventories, product license, equipment and leaseholds, rates of amortization and depreciation, the allowance for doubtful accounts, the variables used to calculate the fair value of stock-based compensation, the variables used to calculate non-cash financing expenses, and the determination of the valuation allowance for future income tax assets. While management believes the estimates are reasonable, actual results could differ from those estimates and would impact future results of operations and cash flows.

h)
Loss per share
Basic loss per share computations are based on the weighted average number of common shares issued and outstanding during the year.  Diluted loss per share is calculated using the treasury stock method, however, has not been presented as the effects of outstanding options and warrants are anti-dilutive.

i)
Stock based compensation
The Company accounts for stock based compensation expense using the fair value based method with respect to all stock-based payments to directors, employees and non-employees, including awards that are direct awards of stock and call for settlement in cash or other assets, or stock appreciation rights that call for settlement by the issuance of equity instruments. Under this method, stock-based payments are recorded as an expense over the vesting period or when the awards or rights are granted, with a corresponding increase to contributed surplus under shareholders’ deficiency. When stock options are exercised, the corresponding fair value is transferred from contributed surplus to share capital.

Valcent Products Inc.
Notes to the Interim Consolidated Financial Statements
Unaudited and Prepared by Management
 (Expressed in Canadian Dollars)
December 31, 2007

2.      Significant Accounting Policies (continued)

j)
Non-monetary consideration
In situations where share capital is issued or received, as non-monetary consideration and the fair value of the asset received, or given up is not readily determinable, the fair market value (as defined) of the shares is used to record the transaction.  The fair market value of the shares issued, or received, is based on the trading price of those shares on the date of the agreement to issue shares as determined by the Board of Directors.

3.      Property and Equipment

		Accumulated
		Depreciation /	Net Book
	Cost	Amortization	Value
	March 31, 2007	March 31, 2007	March 31, 2007

Leasehold improvements	$20,991	$11,180	$9,811
Computer equipment	34,985	13,798	21,187
Furniture and fixtures	51,941	9,692	42,249
Land	275,240	-	275,240
	$383,157	$34,670	$348,487

		Accumulated
		Depreciation /	Net Book
	Cost	Amortization	Value
	December 31, 2007	December 31, 2007	December 31, 2007

Leasehold improvements	$60,445	$21,422	$39,023
Computer equipment	76,621	26,260	50,361
Furniture and fixtures	119,216	21,374	97,842
Land	275,240	-	275,240
	$531,522	$69,056	$462,466

4.      Product License

On July 29, 2005, the Company completed a licensing agreement (the “Agreement”) for the exclusive worldwide marketing rights to a Skincare System, a Duster, a Garden Kit and a right of first offer on future products developed by Pagic LP (“Pagic”), formerly MK Enterprises LLC, a private company with a director in common.

In conjunction with the Agreement, the Company agreed to issue Pagic and its assigns 20 million common shares at a deemed cost of $1,306,075, based on the historical cost of the license, of which 11,611,975 shares were issued during the period ended June 30, 2006 and the balance during the period ended June 30, 2007. Included in the 20 million shares issued for the license were 9,428,205 shares that were issued to parties that became related parties to the Company.

As part of the Agreement, the Company paid Pagic, during the period ended June 30, 2006, a $153,037 license fee and costs of $153,038 related to the development of the products.  The Company also agreed to pay Pagic and its assigns royalties as to US$10 per Nova Skin Care System unit sold, US$2 per Duster sold and 4.5% of the net sales of the Garden Kit.  In addition, the Company has agreed to pay a royalty of 3% of net sales related to ancillary product sales from these products.  For future products developed by Pagic, which the Company elects to acquire the rights to, it has agreed to pay a royalty of 4.5% of net sales of the new product plus 3% of net sales from ancillary product sales (Note 7).  In order to keep the products under license, the Company has agreed to a minimum royalty schedule per product for each of the Skincare System, Duster and Garden Kit and their related ancillary products of US$37,500 for the second license year beginning April 1, 2007 and US$50,000 per year thereafter. For any new products acquired they will be subject to minimum royalties of US$50,000 per year beginning April 1, 2007.  To keep the overall master license in good standing the Company has agreed that beginning April, 1, 2007, in the second license year and hereafter, the total of royalties plus all other fees paid to Pagic shall be at least US$400,000 per year.  During the nine months ended December 31, 2007, the Company paid or incurred an aggregate of US$279,109 to Pagic.

Valcent Products Inc.
Notes to the Interim Consolidated Financial Statements
Unaudited and Prepared by Management
 (Expressed in Canadian Dollars)
December 31, 2007

5.      Prepaid Expenses

During the year ended March 31, 2007, the Company entered into two investor relations service agreements whereby it issued 160,000 common shares at a deemed cost of US$0.45 per share and 400,000 common shares at a deemed cost of US$0.64 per share.  The deemed cost per share was determined by the trading price of the Company’s shares on the date the Company entered into the agreements.  The amount in prepaid expenses represents the unearned portion of the prepaid service agreements.

6.      Accounts Receivable

Accounts receivable consists of $38,568 of Value Added Tax and Goods and Services Tax collectible, trade receivables of $230,693 net of allowance for doubtful accounts of $89,219, $167,945 in amounts owed by Global Green related to the Company’s Joint Venture, and other receivable of $78,079.

7.      Global Green Joint Venture

On October 2, 2006, the Company entered into a letter agreement with Pagic, West Peak Ventures of Canada Limited (“West Peak”) and Global Green whereby Global Green agreed to fund the next phase of the development of our High Density Vertical Bio-Reactor technology (the “GGS Agreement”). Pursuant to the GGS Agreement, the Company and Global Green established a commercial joint venture named “Vertigro”, in which Global Green has agreed to provide up to US$3,000,000 in funding to continue the research and development of the Bio-Reactor technology, construct a working prototype of the Bio-Reactor and develop the technology for commercial uses. The Company is obligated to provide product support, research and development, and the non-exclusive use of the Company’s warehouse and land near El Paso, Texas, as necessary for which Global Green has agreed to reimburse the Company as part of its US$3,000,000 commitment. Until such time as the joint venture has fully repaid the US$3,000,000, Global Green will have an 80% joint venture interest, leaving the Company with a 20% carried joint venture interest, both subject to an aggregate product license royalty of 0.9% to Pagic and West Peak. Once the joint venture has repaid Global Green the US$3,000,000, Global Green’s interest will be reduced to 70% and the Company will retain a 30% non-carried interest, both subject to an aggregate product license royalty of 4.5% to Pagic and West Peak.

On July 9, 2007, effective June 25, 2007, the parties to the GGS Agreement entered into the Vertigro Algae Stakeholders Letter of Agreement (the “Global Green Joint Venture”), which replaced the GGS Agreement.  Pursuant to the new agreement, each of Global Green and the Company will hold a 50% interest in the Global Green Joint Venture, subject to an aggregate 4.5% royalty to Pagic and West Peak.  The Global Green Joint Venture covers the Bio-Reactor and any subsequent related technologies for the commercial scale products of algae based biomass for all industrial commercial and retail applications including but not limited to bio-fuel, food, health, pharmaceutical, animal and agricultural feeds.

Valcent Products Inc.
Notes to the Interim Consolidated Financial Statements
Unaudited and Prepared by Management
 (Expressed in Canadian Dollars)
December 31, 2007

7.      Global Green Joint Venture (continued)

At December 31, 2007, Global Green had incurred and paid a total of US$3,000,000 in costs related to the GGS Agreement, the Joint venture had also further incurred an additional US$1,400,747. Joint venture related costs exceeding the US$3,000,000 are funded 50% by each of Global Green and the Company. As a result, the Company’s portion of amounts it has contributed in the amount of US$700,374 has been expensed to product development.

On February 27, 2008, the Company incorporated “Vertigro Algae Technologies, LLC under the Texas Business Organizations Code in anticipation of completion of an amending agreement with Global Green Solutions, and other related parties to the Vertigro joint venture.  The members of the company are Global Green Solutions, Inc. and the Company.

8.      Inventories

As at December 31, 2007, inventories consisted of finished goods inventory of 10,372 units of Nova Skin care Systems with an aggregate value of $445,434 and raw materials and work in progress inventory of $348,955.

9.      Convertible Notes

Details of the convertible notes are as follows:

Convertible Note Continuity:
	US $				CND $
	Balance			Balance	Balance
	March 31,	Additions/ (Conversions)	Interest	December 31,	December 31,
Date of Issue	2007		and Penalty	2007	2007

July/August 2005 (Note 9A)	$316,957	$0	12,499	$329,456	$318,770
April 2006 (Note 9B)	509,641	0	21,816	531,457	514,248
April 2006 (Note 9C)	81,169	0	3,435	84,604	81,864
December 2006 (Note 9D)	1,539,229	0	64,317	1,603,546	1,551,595
January 2007 (Note 9E)	2,144,316	(50,000)	294,301	2,388,617	2,314,749
August 2007 (Note 9G)	0	650,000	10,869	660,869	639,181
September 2007 (Note 9H)	0	391,000	4,472	395,472	382,458
	$4,591,312	$991,000	$411,709	$5,994,021	$5,802,864

Valcent Products Inc.
Notes to the Interim Consolidated Financial Statements
Unaudited and Prepared by Management
 (Expressed in Canadian Dollars)
December 31, 2007

9.      Convertible Notes (continued)

A.	US$1,277,200 July – August 2005 Convertible Note

To provide working capital for product development, during July and August, 2005, the Company issued one year, unsecured US$1,277,200 8% per annum convertible notes and stock purchase warrants whereby for each US$0.75 in convertible note purchased the holder received one class A warrant which will entitle the holder to purchase an additional common share at US$0.50 until July 25, 2008 and August 5, 2008 and one class B warrant which will entitle the holder to purchase an additional common share at US$1.00 until July 25, 2008 and August 5, 2008.  The holders of the convertible notes may elect to convert the notes into common shares of the Company at the lesser of (i) 70% of the average of the five lowest closing bid prices for the common stock for the ten trading days prior to conversion and (ii) US$0.55. Accrued and unpaid interest may be converted into common shares of the Company at US$0.50 per share.  The Company may, subject to notice provisions and the common shares trading above US$1.50 per share for more than twenty consecutive trading days, elect to payout the notes and interest due by paying 130% of the amount due under the notes plus interest.  The common stock purchase warrants carry a “net cashless” exercise feature allowing the holder thereof, under certain limited circumstances, to exercise the warrants without payment of the stated exercise price, but rather solely in exchange for the cancellation of that number of common shares into which such warrants are exercisable (the “Cashless Conversion Feature”). As a result of the issuance of the warrants in conjunction with the convertible notes, the Company recorded a non cash financing expense of $1,328,337.

In conjunction with this financing, the Company paid consultants an amount equal to 10% of the gross proceeds, which was included in investor relations during the period ended March 31, 2007 and issued 425,735 common shares at a deemed value of $285,242. There are 255,440 finders A warrants outstanding, whereby the holders have the right to purchase 255,440 common shares at US$0.50 per share until August 5, 2008 and 425,733 finders B warrants whereby the holders shall have the right to purchase 425,733 common shares at US$0.75 per share until August 5, 2008.  During the period ended March 31, 2006, convertible notes of US$999,700 and interest totaling US$150,122 were converted to 3,372,471 common shares.  A total of US$82,200 in registration penalties incurred in the period ended March 31, 2007 were converted to a new convertible debenture in the same amount on April 6, 2006 (Note 9c).

B.	US$551,666 April 2006 Convertible Note

On April 6, 2006, the Company consummated a private offering transaction with and among a syndicated group of institutional investors, pursuant to which we issued, in the aggregate, US$551,666 in 8% per annum convertible notes and three year warrants to acquire (i) up to 735,555 shares of our common stock at a price per share of US$0.50, and (ii) up to an additional 735,555 shares of our common stock at a price per share of US$1.00. Subject to certain limitations, the principal amount of the notes, together with any accrued interest may be converted into shares of our common stock at the lesser of (i) 70% of the average of the five lowest closing bid prices for our common stock for the ten trading days prior to conversion, or (ii) US$0.55. The convertible notes carry a redemption feature which allows us to retire them, in whole or in part, for an amount equal to 130% of that portion of the face amount being redeemed, but only in the event that our common shares have a closing price of US$1.50 per share for at least twenty consecutive trading days and there has otherwise been no default. The common stock purchase warrants carry a Cashless Conversion Feature.

In conjunction with these private offering transactions, the Company paid consultants (i) US$55,166 cash, representing 10% of the gross proceeds realized, (ii) 183,886 shares of common stock, (iii) three-year warrants to purchase up to 110,320 shares of common stock at a price per share of US$0.50 and (iv) three year warrants to purchase up to 183,867 shares of common stock at a price per share of US$0.75.  During the period ended March 31, 2007, convertible notes of US$148,670 and interest totaling US$86,422 totals were converted to 538,520 common shares.

C.	US $82,200 April 2006 penalty Convertible Note

On April 6, 2006, and in conjunction with certain private placements, we reached a verbal agreement with the group of institutional and other investors, wherein we agreed to convert US$82,200 in accrued penalties associated with the July 25, 2005 through August 5, 2005 convertible notes into US$82,200 convertible penalty notes carrying terms similar to the July 25, 2005 through August 5, 2005 convertible notes and an aggregate of 109,600 warrants.  Each of these warrants entitles the holder to purchase additional common shares for three years at a price of US$0.75 per share.  During the period ended March 31, 2007, a total of $24,363 in note principal note interest was converted into 56,166 common shares.

Valcent Products Inc.
Notes to the Interim Consolidated Financial Statements
Unaudited and Prepared by Management
 (Expressed in Canadian Dollars)
December 31, 2007

9.      Convertible Notes (continued)

D.	US$1,500,000 December 2006 Convertible Note

On December 1, 2006, the Company accepted subscriptions of US$1,500,000 towards a private placement of 8% per annum convertible notes and three year warrants to acquire (i) up to an aggregate of 2,000,000 shares of our common stock at US$0.50 per share until December 1, 2009, and (ii) up to an additional 2,000,000 shares of our common stock at US$1.00 per share until December 1, 2009. Subject to certain limitations, the principal amount of the notes, together with any accrued interest may be converted into shares of our common stock at the lesser of (i) seventy percent (70%) of the average of the five lowest closing bid prices for our common stock for the ten trading days prior to conversion, or (ii) US$0.55. The convertible notes carry a redemption feature which allows us to retire them, in whole or in part, for an amount equal to 130% of that portion of the face amount being redeemed, but only in the event that our common shares have a closing price of US$1.50 per share for at least twenty consecutive trading days and there has otherwise been no default. The common stock purchase warrants may be exercised on a cashless basis.

E.	US$2,000,000 January 2007 Convertible Note

On January 29, 2007, the Company completed a private placement comprised of $2,000,000 convertible promissory notes. The convertible notes will mature on December 11, 2008 and carry interest at six percent (6%) per annum. The notes are convertible into “Units” at the note holder’s discretion at a conversion price of US$0.50 per Unit. Each “Unit” consists of one Valcent common share and one share purchase warrant to purchase an additional common share at US$0.70 per share until December 11, 2008. The notes and any accrued interest are callable by the Company at any time after December 11, 2007 by providing thirty days written notice to the note holders. Interest on the notes will be compounded annually and be cumulative until the earlier of either the date the Company achieves pre-tax earnings or the end of the term. At the discretion of the note holder, interest on the notes is payable in either cash or units at US$0.50 per unit. The Company is obligated to file a resale registration statement on the underlying securities within four months of closing which it has failed to do. As a result of the failure to file the registration statement the Company has recorded penalties of US$306,000 as of December 31, 2007.

In connection with this financing the Company has paid consultants US$108,000 in cash and issued 135,000 warrants exercisable at US$0.50 per unit, with each unit consisting of one common share and one share purchase warrant to purchase a further common share at US$0.70 per share until December 11, 2008.

F.	Warrant Exercise Price Reduction and Registration Penalty Interest

Certain of the July and August 2005 and the April 6, 2006 convertible notes contained registration rights whereby the Company agreed to pay a penalty of 2% for every thirty days after a required filing and registration effective dates plus a reduction in the warrant price of certain of the warrants issued of US$0.10.  As a result of the Company not filing its registration statement until April 27, 2006, the Company incurred penalties which have been included in interest expense. An aggregate of 3,407,372 previously issued share purchase warrants relating to certain of the July and August 2005 and the April 6, 2006 convertible notes have reduced exercise prices from US$0.50, US$0.75, and US$1.00 to US$0.40, US$0.65, and US$0.90, respectively, and extended warrant expiry dates from either from July 2005 or August 2005 to April 6, 2006.  The registration statement has subsequently been declared effective.

Valcent Products Inc.
Notes to the Interim Consolidated Financial Statements
Unaudited and Prepared by Management
 (Expressed in Canadian Dollars)
December 31, 2007

9.      Convertible Notes (continued)

G.	US$650,000 August 2007 Convertible Term Note

On August 10, 2007, the Company issued a convertible term promissory note in the amount of US$650,000 to a third party.  The convertible note was due November 15, 2007 with interest at the rate of 6% with both interest and principal convertible at the option of the lender at the end of term into units at US$0.60 per unit, with each unit consisting of one common share and one-half share purchase warrant with each whole share purchase warrant exercisable at US$0.75 to purchase an additional common share.  The Company is required to register for trading the securities underlying the conversion features of this convertible note by February 10, 2008 on a best efforts basis without penalty. The note’s maturity date has been extended by mutual agreement of the parties.

H.	US$391,000 September 2007 Convertible Note

On September 27, 2007, the Company issued two year term convertible promissory notes bearing interest at 6% per annum in the amount of US$391,000 to third parties.  Both interest and principal may be converted at the option of the lender at any time at US$0.60 per unit, with each unit consisting of one common share and one-half share purchase warrant, with each whole share purchase warrant exercisable at US$0.75 to purchase an additional common share.  The Company is required to register for trading the securities underlying the conversion features of this convertible note within 90 days of closing the private placement. The Company incurred amounts due to consultants of $9,870 in cash relating to the issuance.

10.      Related Party Transactions

To finance the Company’s working capital, certain related parties have advanced funds to, or are owed fees or expenses by the Company.  Amounts due from related parties are non interest bearing and have no specific terms of repayment. Related party transactions not disclosed elsewhere in these financial statements are as follows:

a)
During the nine months ended December 31, 2007, the Company paid or accrued $255,652 (2006 -  $357,629) for product development, research, and consulting services provided by the Company’s President and director directly or via his related company, and the Company has incurred royalties payable of $23,452 (2006 - $0) pertaining to product test sales;

b)
During the nine months ended December 31, 2007, the Company accrued $27,000 (2006 - $27,000) for professional fees provided by the Company’s Chief Financial Officer and director and owed a total of $nil to this director as at December 31, 2007. At December 31, 2007, the Company also owed $57,364 to a company with this director in common;

c)
As of December 31, 2007 we have obtained aggregate unsecured loan advances in an amount totaling $622,115 from West Peak and its principal shareholder, who beneficially owns greater than 5% of our common shares;

d)
During the nine months ended December 31, 2007, the Company incurred approximately $185,221 in fees and expenses to a private advertising firm for advertising and product development expenses with a director in common (2006 - US$477,601);

e)	During the nine months ended December 31, 2007, the Company paid $68,729 (2006 - $0) to a director of the Company for consulting services rendered.

Valcent Products Inc.
Notes to the Interim Consolidated Financial Statements
Unaudited and Prepared by Management
 (Expressed in Canadian Dollars)
December 31, 2007

11.      Commitments

Commitments not disclosed elsewhere in these financial statements are as follows:

On June 28, 2005, Valcent Manufacturing, Ltd. leased office and development space in El Paso, Texas, under a three-year lease at a cost of US$3,170 per month.  There are 5 months remaining on the lease as at December 31, 2007.

On December 12, 2006, the Company entered into a Public Relations Agreement with a third party to provide public relations services to the Company. The agreement requires the Company to issue 25,000 restricted common shares in advance of each quarter during the course of the agreement’s one year term for a total of 100,000 restricted common shares at a deemed price of US$0.45 per common share, the payment of approved expenses, and monthly fees ranging from US$4,250 to US$5,250 per month.   During the nine month period ended December 31, 2007, 75,000 shares were issued pursuant to this agreement.

On April 1, 2007, the Company entered into an agreement with a third party to provide investor relations and financial services for an eight month term from April 1, 2007 through December 31, 2007.  The agreement provides for the following:

a) payment of US$15,000;

b) US$3,000 in compensation per month payable quarterly;

c) a further US$2,000 payable monthly in common shares (27,508 common shares issued in the nine months ended December 31, 2007);

d) share options to purchase 500,000 shares at US$.60 exercise price that vest quarterly over a two year period; and

e) the issuance of 12,500 common shares at a deemed price of US$0.80 per share.

12.      Long-Term Debt

At December 31, 2007, the Company’s long-term debt outstanding was as follows:

December 31, 2007
Prime plus 0.25% (2007 8.0%) bank loan repayable in monthly instalments of US$2,336 including interest, due September 28, 2011, secured by a first charge on land and $103,006 of cash.	$158,799
Less: Current portion	$12,177

$170,976

Valcent Products Inc.
Notes to the Interim Consolidated Financial Statements
Unaudited and Prepared by Management
 (Expressed in Canadian Dollars)
December 31, 2007

13.      Share Capital

(a)	Authorized: Unlimited number of common shares without par value Unlimited number of preferred shares without par value – None issued

(b)	Issued and outstanding: The common share issuances consisted of the following transactions:

	Number of
	Shares	Amount
Balance at March 31, 2006	15,787,835	$4,099,870
Product license purchase agreement	8,388,025	419,401
Consulting agreement with investor/public relations firms	705,000	460,614
Bonus to director	100,000	52,708
Private placement	1,534,165	1,028,266
Shares issued for financial consulting fees	183,886	107,681
Convertible debenture conversion of principle and interest	3,967,157	1,668,363
Balance as of March 31, 2007	30,666,068	7,836,903
Private placement	8,132,721	4,860,282
Conversion of convertible debenture	229,538	48,560
Consulting agreement with investor/public relations firms	390,008	242,927
Warrant Exercises	635,500	249,306
Option Exercises	175,000	84,980
Balance as of December 31, 2007	40,228,835	$13,322,958

Valcent Products Inc.
Notes to the Interim Consolidated Financial Statements
Unaudited and Prepared by Management
 (Expressed in Canadian Dollars)
December 31, 2007

13.      Share Capital (continued)

During the nine months ended December 31, 2007, the Company:

i)
Completed a private placement of units whereby a total of 8,132,721 units were issued at US$0.60 per unit. Each unit consists of one common share and one-half common share purchase warrant to purchase an additional common share at US$0.75 for a two year term from the date of issue.

Of the warrants issued, 833,333 expire on April 24, 2009, 223,333 on May 24, 2009, 52,500 expire on October 9, 2009, 608,333 expire on October 9, 2009, and 2,348,857 expire on December 18, 2009.

The Company incurred amounts due to consultants of $86,818 in cash relating to the issuance.

ii)	Issued 75,000 common shares at US$0.45 per share pursuant to a contract whereby a Company is to provide public relations services to the Company for a term of one year (Note 11).

iii)	Issued 250,000 commons shares at US$0.75 per share pursuant to a consulting services agreement with a Company.

iv)
Issued 12,500 common shares at US$0.80 per share, 9,677 common shares at US$0.62 per share, and 17,831 common shares at US$0.67 per share pursuant to a contract whereby a consultant provides investor relations and financial consulting services to the Company for a term of one year (Note 11);

v)
Issued 111,293 common shares relating to a convertible debenture conversion which was recorded in the year ended March 31, 2007, and 118,245 common shares relating to a convertible debenture conversion during the current fiscal year;

vi)	Issued 175,000 common shares relating to the exercise of share options by a former director at US$0.50 per share; and

vii)	Issued 610,500 common shares from the exercise of 610,500 warrants at US$0.40 per share and 25,000 warrants at US$0.50 per share.

(c)	Stock options

Details of the status of the Company's stock options as at December 31, 2007 are as follows:

		Weighted
		Average
	Number	Exercise
	of Options	Price
Options Outstanding, March 31, 2006	1,425,000	US $0.67
Granted	3,010,000	US $0.59
Expired or Forfeited	(600,000)	US $0.61
Options Outstanding, March 31, 2007	3,835,000	US $0.58
Granted	1,605,000	US $0.68
Exercised	(175,000)	US $0.50
Expired or Forfeited	(50,000)	US $0.60
Options Exercisable, December 30, 2007	5,215,000	US $0.58

Valcent Products Inc.
Notes to the Interim Consolidated Financial Statements
Unaudited and Prepared by Management
 (Expressed in Canadian Dollars)
December 31, 2007

13.      Share Capital (continued)

(c)	Stock options (continued)

As at December 31, 2007 the following share purchase options were outstanding:

	US $
	Exercise	Options Issued	Options Vested
Expiry Date	Price	December 31, 2007	December 31, 2007
December 31, 2008	$ 0.50	125,000	125,000
March 22, 2009	$ 0.60	500,000	225,000
November 10, 2009	$ 0.60	650,000	450,000
March 1, 2010	$ 1.00	75,000	75,000
April 9, 2010	$ 0.80	50,000	50,000
June 30, 2010	$ 0.60	260,000	260,000
October 2, 2010	$ 0.70	200,000	0
October 10, 2010	$ 0.70	200,000	200,000
December 20, 2010	$ 0.60	300,000	300,000
October 11, 2011	$ 0.70	750,000	750,000
December 13, 2011	$ 0.55	1,650,000	1,650,000
December 20, 2011	$ 0.70	155,000	155,000
March 21, 2012	$ 0.60	300,000	300,000
		5,215,000	4,540,000

On December 14, 2006, the Company replaced its existing Canadian and US stock option plans with a new single stock option plan (the “2006 Plan). The 2006 Plan allows for share options to be issued to company employees, directors, officers, and consultants on both a qualified and non-qualified basis. The aggregate number of shares of common stock as to which options and bonuses may be granted from time to time under the 2006 Plan shall not exceed 20% (the “Plan Maximum”) of the Company’s issued and outstanding shares of common stock. The Company’s new stock option plan provides that the terms of the options and the option prices shall be fixed by the board of directors or committee, and subject to the requirements of the exchange on which our common shares are traded, or any other governing regulatory body, at the time of exercise. Options granted shall expire after a period of five years or terminate three months after the recipient ceases to be our employee.

All options previously granted from the Company’s previous Plan and US Plan were acknowledged, ratified and form an equal number of option grants under like terms and conditions in the 2006 Plan. As at December 31, 2007, 5,215,000 options had been granted of which 4,540,000 share options had vested.

Valcent Products Inc.
Notes to the Interim Consolidated Financial Statements
Unaudited and Prepared by Management
 (Expressed in Canadian Dollars)
December 31, 2007

13.      Share Capital (continued)

(c)	Stock options (continued)

Options issued, vested, terminated, and exercised in the nine months ended December 31, 2007 are as follows:

i)
In the three months ended June 30, 2007, no options were issued, and an aggregate of 250,000 share options vested in the quarter as follows: 125,000 share options issued to a consultant exercisable at US$0.55 per share until December 13, 2011 under the non-qualified 2006 Plan; 125,000 share options issued to a director of the Company exercisable at US$0.55 per share until December 13, 2011 under the non-qualified 2006 Plan; 150,000 share options issued to two employees exercisable at US$0.60 per share until November 10, 2009 under the qualified 2006 Plan; and 100,000 share options issued to a director of the Company exercisable at US$0.55 per share until December 13, 2011 under the qualified 2006 Plan.

ii)
In the three months ended September 30, 2007, no options were issued, and an aggregate of 150,000 share options vested in the quarter as follows: 150,000 share options issued to a consultant exercisable at US$0.60 per share until March 22, 2009 under the qualified 2006 Plan.

iii)
In the three months ended December 31, 2007, 175,000 options were exercised at US$0.50 per share for proceeds of US$87,500; 50,000 options at US$0.60 per share were cancelled; 1,605,000 options were issued and vested as follows:  200,000 share options were issued to a consultant exercisable at US$0.70 per share until October 2, 2010 under the qualified 2006 Plan (0 options of this grant vested);  200,000 share options were issued and vested to a consultant exercisable at US$0.70 per share until October 10, 2010 under the qualified 2006 Plan; an aggregate of 450,000 share options were issued and vested to a director of the Company and a consultant to the Company exercisable at US$0.70 per share until October 10, 2011 under the qualified 2006 Plan; 300,000 share options were issued and vested to a consultant who subsequently became a director to the Company exercisable at US$0.70 per share until October 10, 2010 under the non-qualified 2006 Plan; 300,000 share options were issued and vested to a consultant exercisable at US$0.60 per share until December 20, 2010 under the non-qualified 2006 Plan; and an aggregate of 155,000 share options were issued and vested to two consultants exercisable at US$0.70 per share until December 20, 2011 under the non-qualified 2006 Plan.

The Company applied the fair value method in accounting for its stock options granted to directors, officers and consultants by using the Black-Scholes option pricing model.

The stock-based compensation expense was $849,494 during the nine months ended December 31, 2007 (2006 - $605,612).  The fair value of stock options granted as above and the issue of warrants are calculated using the following weighted average assumptions:

	2007	2006

Expected life (years)	2 - 4	1 – 5
Interest rate	4.64%	4.19%
Volatility	111.90%	105.49%
Dividend yield	0.00%	0.00%

Valcent Products Inc.
Notes to the Interim Consolidated Financial Statements
Unaudited and Prepared by Management
(Expressed in Canadian Dollars)
December 31, 2007

13.      Share Capital (continued)

(d)	Warrants

The Company’s share purchase warrants as at March 31, 2006, March 31, 2007, and December 31, 2007 and the changes are as follows:

		Weighted
	Number	Average
	of Shares	Price

Warrants outstanding and exercisable, March 31, 2006	4,087,021	$	US0.69
Issued	7,666,795	$	US0.74
Warrants outstanding and exercisable, March 31, 2007	11,753,816	$	US0.73
Issued	4,184,601	$	US0.73
Exercised	(679,903)	$	US0.41
Warrants outstanding and exercisable, December 31, 2007	15,258,514	$	US0.74

The Company applies the fair value method using the Black-Scholes option pricing model in accounting for warrants. During the nine months ended December 31, 2007, 4,184,601 warrants were granted, which resulted in $1,450,215 as the fair value of the warrants recorded in share capital.

Valcent Products Inc.
Notes to the Interim Consolidated Financial Statements
Unaudited and Prepared by Management
 (Expressed in Canadian Dollars)
December 31, 2007

13.      Share Capital (continued)

(d)	Warrants (continued)

As at December 31, 2007 the following share purchase warrants were outstanding:

Expiry Date	Exercise Price	Number of Warrants

July 25, 2008 Class A	US$0.50	526,660
July 25, 2008 Class A	US$0.40	14,720
July 25, 2008 Class B	US$1.00	526,660
July 25, 2008 Class B	US$0.90	179,999
July 25, 2008 Finders A	US$0.50	216,000
July 25, 2008 Finders B	US$0.75	360,001
August 5, 2008 Class A	US$0.50	262,932
August 5, 2008 Class B	US$0.75	262,932
August 5, 2008 Finders A	US$0.50	39,440
August 5, 2008 Finders B	US$0.75	65,733
April 6, 2009 Penalty Warrants	US$0.65	109,600
April, 2009 Class A	US$0.40	979,264
April, 2009 Class B	US$0.90	1,468,888
April, 2009 Finders A	US$0.50	85,320
April, 2009 Finders B	US$0.75	183,867
May 15, 2008 Class A	US$0.80	833,332
June 7, 2008 Class A	US$0.80	270,833
August 18, 2008 Class A	US$0.80	430,000
May 15, 2008 Finders A	US$0.80	66,666
June 7, 2008 Finders A	US$0.80	21,666
August 18, 2008 Finders A	US$0.80	34,400
December 11, 2008 Finders Unit	US$0.50	135,000
December 1, 2009 Class A	US$0.50	2,000,000
December 1, 2009 Class B	US$1.00	2,000,000
April 23, 2009	US$0.75	833,333
May 24, 2009	US$0.75	223,333
July 10, 2009	US$0.75	52,500
October 9, 2009	US$0.75	608,333
December 11, 2008	US$0.70	118,245
December 18, 2008	US$0.75	2,348,857

Total		15,258,514

Valcent Products Inc.
Notes to the Interim Consolidated Financial Statements
Unaudited and Prepared by Management
 (Expressed in Canadian Dollars)
December 31, 2007

13.      Share Capital (continued)

(e)	Contributed surplus

The Company’s contributed surplus as at December 31, 2007 March 31, 2007 are as follows:

	Nine months ended December 31, 2007	March 31, 2007

Contributed surplus, beginning of period	$3,253,333	$1,663,067
Non-cash financing expense	259,333	463,125
Stock based compensation	849,494	1,127,141

Contributed surplus, end of period	$4,362,160	$3,253,333

14.      Subsequent Events

Unless otherwise noted in these financial statements, the following events occurred after December 31, 2007:

On January 8, 2008, the Company issued 44,403 common shares from warrants exercised for cash proceeds of US$27,761.

On February 13, 2008, the Company issued 250,000 common shares and 125,000 common share purchase warrants relating to US$150,000 in private placement for US$0.60 units. Each unit consists of one common share and one half share purchase warrant to purchase an additional half share. Each warrant allows the holder to purchase an additional common at US$0.75 per share for a 24 month term from the date of issue.

On February 20, 2008, the Company issued 150,764 common shares with respect to a convertible debenture conversion of $75,000 in principle and 4,520 in interest.

On February, 20, 2008, the Company issued 3,000,000 restricted common shares to three separate arm’s length parties for services agreements for the provision of a variety of investor relations, financial consulting, intellectual property consulting, and business development services.